Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Changes in the Company’s Organizational Structure

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in accordance with Paragraph 4 of Article 157 of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that the Board of Directors has approved changes in the structure of its Advisory Committees that aim to improve their governance, as well as align it with the challenges and requirements faced by the Company. With the purpose of seeking more effectiveness and agility in its work, the Board created a Judicial Reorganization Plan Implementation Monitoring Committee and an Audit, Risks and Controls Committee and maintained the People, Designation and Compensation Committee. The Corporate Governance and Finance Committee; the Engineering, Technology and Network Committee; and the Risks and Contingencies Committee were dissolved. In addition, in order to ensure the specific focus on the Company’s restructuring and strategic development agendas, it was decided to hire a Strategic Advisor linked to the Board of Directors.

The Board of Directors also approved changes in the Company’s organizational structure, which involved the establishment of the following executive offices: (i) the Operations Executive Office, responsible for the Network Operations; the Network and Systems Technology; and the Digital and New Businesses departments; and (ii) the Commercial Executive Office, responsible for the Retail and Business; the Corporate; and the Client Relationship departments.

This movement aims to improve organizational efficiency and is in accordance with the strategic priorities of the business. The Operations Executive Office has the mission to speed up the Company’s digital and technological transformation process, seeking greater operational efficiency, investment optimization and enhancement in the quality of the services provided to the client, by modernizing and increasing the capacity of the Company’s network. The Commercial Executive Office’s mission is to carry out commercial and product actions to strengthen the Company’s revenue generation and the turnaround of the corporate segment, developing tailor-made solutions for the Company’s clients.

José Claudio Moreira Gonçalves was assigned to the position of Chief Operating Officer; he was chosen by Oi’s Chief Executive Officer, Eurico Teles, from among the candidates included in the three-name list submitted by the Board of Directors, pursuant to Item 9.1.1 (ii), (a) of the Judicial Reorganization Plan of the Company and its subsidiaries in Judicial Reorganization; whereas the position of Chief Commercial Officer will be held by Bernardo Kos Winik. Both José Claudio Moreira Gonçalves and Bernardo Kos Winik have been elected by the Board of Directors to be part of the Company’s Statutory Board of Officers as Officers with no specific titles.

José Claudio Gonçalves holds a Bachelor’s degree in Mechanic Production Engineering from Pontifícia Universidade Católica, Rio de Janeiro (PUC-Rio), an MBA in Logistics from Fundação Getúlio Vargas, Rio de Janeiro (FGV-RJ), an Executive MBA from Fundação Dom Cabral (FDC) and a Post- Executive MBA from the Kellogg School of Management. He built his career in the Telecommunications market and is an expert in the operation, maintenance and technological development of Oi’s networks. He joined Oi in March 2000, having served as Operations Manager, Operations Officer, Network Implementation Officer and Engineering Officer. In June 2011, he was appointed Chief Operations Officer (Vice Presidency of Operations), a position he held to the date of his election as member of the Statutory Board of Officers.

Bernardo Kos Winik holds a Bachelor’s degree in Information Technology from Universidade Mackenzie and an MBA from Escola de Administração de Empresas de São Paulo (EAESP/FGV). He has experience in the Technology, Consulting and Telecommunications markets, having worked in companies such as Claro, BS Consulting, NCR and EDS do Brasil. Since 2014 he has served as Oi’s Retail Executive Officer, and previously held the position of Retail Sales Executive Officer.

Rio de Janeiro, March 23, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer